UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 17, 2013

Commission File Number : 000-30354

HONG KONG TELEVISION NETWORK LIMITED

(Translation of registrant’s name into English)

13th Floor

Trans Asia Centre

18 Kin Hong Street

Kwai Chung

New Territories

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒   Form 20-F            ☐   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:     ☐  Yes    ☒   No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Hong Kong Television Network Limited (the “Company”) is furnishing under cover of Form 6-K a statement dated April 17, 2013 relating to the Interim Results for the six months ended February 28, 2013.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONG KONG TELEVISION NETWORK LIMITED

By:	/s/ Wong Nga Lai, Alice
	Name: Title:	Wong Nga Lai, Alice Executive Director, Chief Financial Officer and Company Secretary

Dated: April 17, 2013

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

INTERIM RESULTS

FOR THE SIX MONTHS ENDED 28 FEBRUARY 2013

HIGHLIGHTS

•	Strong balance sheet with net cash position of HK$871.6 million (31 August 2012: HK$2,623.8 million) and investments in available-for-sale debt securities of HK$1,446.5 million (31 August 2012: Nil)

•	On continuing operations, after crediting the valuation gains on investment properties of HK$38.9 million (1H2012: Nil), a loss of HK$8.5 million incurred (1H2012: HK$31.3 million)

•	Turnover from Multimedia Business amounted to HK$3.4 million (1H2012: HK$0.4 million)

The Board of Directors (the “Board” or the “Directors”) of Hong Kong Television Network Limited (“HKTV” or the “Company”) is pleased to present the consolidated income statement for the six months ended 28 February 2013 and the consolidated balance sheet as at 28 February 2013 of the Company and its subsidiaries (collectively referred to as the “Group”), which are unaudited.

UNAUDITED CONSOLIDATED INCOME STATEMENT

FOR THE SIX MONTHS ENDED 28 FEBRUARY 2013

		Six months ended
	Note	28 February 2013 HK$’000	29 February 2012 HK$’000
			(restated)
Continuing operations
Turnover	4	3,400	449
Cost of sales	5	(7,614)	—
Valuation gains on investment properties		38,900	—
Other operating expenses		(95,202)	(31,449)
Other income, net	6	50,670	1,071
Finance costs, net	7(a)	(1,605)	(1,413)

Loss before taxation	7	(11,451)	(31,342)
Income tax credit	8	2,971	62

Loss from continuing operations		(8,480)	(31,280)
Discontinued operations
Profit from discontinued operations (net of tax)	3	—	165,957

(Loss)/profit for the period		(8,480)	134,677

		Six months ended
	Note	28 February 2013 HK$’000	29 February 2012 HK$’000
			(restated)
Attributable to:
Equity shareholders of the Company
– Continuing operations		(8,480)	(30,489)
– Discontinued operations		—	165,957

		(8,480)	135,468

Non-controlling interest
– Continuing operations		—	(791)
– Discontinued operations		—	—

		—	(791)

(Loss)/profit for the period		(8,480)	134,677

Basic (loss)/earnings per share	10
– Continuing operations		HK(1.0) cent	HK(3.9) cents
– Discontinued operations		—	HK21.4 cents

		HK(1.0) cent	HK17.5 cents

Diluted (loss)/earnings per share	10
– Continuing operations		HK(1.0) cent	HK(3.9) cents
– Discontinued operations		—	HK21.0 cents

		HK(1.0) cent	HK17.1 cents

UNAUDITED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FOR THE SIX MONTHS ENDED 28 FEBRUARY 2013

	Six months ended
	28 February 2013 HK$’000	29 February 2012 HK$’000
(Loss)/profit for the period	(8,480)	134,677
Other comprehensive income
Exchange difference on translation of financial statements of overseas subsidiaries	—	606
Available-for-sale debt securities:
net movement in fair value reserve	13,193	—

Total comprehensive income for the period	4,713	135,283

Attributable to:
Equity shareholders of the Company	4,713	136,074
Non-controlling interest	—	(791)

Total comprehensive income for the period	4,713	135,283

UNAUDITED CONSOLIDATED BALANCE SHEET

AS AT 28 FEBRUARY 2013

		28 February	31 August
		2013	2012
	Note	HK$’000	HK$’000
Non-current assets
Fixed assets		533,998	477,141
Intangible assets		301,630	311,726
Long term receivable and prepayment		141	284
Other financial assets	11	1,438,190	—
Deferred tax assets		1,739	—

		2,275,698	789,151

Current assets
Accounts receivable	12	1,561	1,311
Other receivables, deposits and prepayments		57,938	31,581
Programme costs		202,669	87,617
Inventories		357	577
Other current financial assets	11	8,305	—
Term deposits		699,839	544,040
Cash at bank and in hand		491,482	2,083,079

		1,462,151	2,748,205

Current liabilities
Accounts payable	13	5,103	5,371
Other payables and accrued charges		35,420	31,118
Deposits received		2,259	2,259
Bank loans and overdrafts		319,483	3,026
Tax payable		935	935
Current portion – obligations under finance leases		87	85

		363,287	42,794

Net current assets		1,098,864	2,705,411

Total assets less current liabilities		3,374,562	3,494,562

		28 February	31 August
		2013	2012
	Note	HK$’000	HK$’000
Non-current liabilities
Deferred tax liabilities		114	1,346
Derivative financial instrument		7,579	9,663
Obligations under finance leases		115	160

		7,808	11,169

NET ASSETS		3,366,754	3,483,393

CAPITAL AND RESERVES	14
Share capital		80,902	80,902
Reserves		3,285,852	3,402,491

TOTAL EQUITY		3,366,754	3,483,393

Notes:

1	BASIS OF PREPARATION AND ACCOUNTING POLICIES

The interim results set out in the announcement are extracted from the Group’s unaudited interim financial report which have been prepared in accordance with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”); and complies with International Accounting Standard (“IAS”) 34, Interim financial reporting, issued by the International Accounting Standards Board (the “IASB”) and Hong Kong Accounting Standard (“HKAS”) 34, Interim financial reporting, issued by the Hong Kong Institute of Certified Public Accountants (the “HKICPA”). It was authorised for issuance on 17 April 2013.

The unaudited interim financial report has been prepared in accordance with the same accounting policy adopted in the consolidated financial statements for the year ended 31 August 2012, except for the accounting policies set out in note 2.

The preparation of unaudited interim financial report in conformity with IAS 34 and HKAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year to date basis. Actual results may differ from these estimates.

The unaudited interim financial report contains condensed consolidated financial statements and selected explanatory notes. The notes include an explanation of events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the consolidated financial statements for the year ended 31 August 2012. The condensed consolidated interim financial statements and notes thereon do not include all of the information required for full set of financial statements prepared in accordance with International Financial Reporting Standards (“IFRSs”) issued by the IASB and Hong Kong Financial Reporting Standards (“HKFRSs”) issued by the HKICPA.

The interim financial report for the six months period ended 28 February 2013 is unaudited, but has been reviewed by KPMG, in accordance with Hong Kong Standard on Review Engagements 2410 Review of interim financial information performed by the independent auditor of the entity, issued by the HKICPA, whose unmodified review report is included in the interim report to be sent to shareholders.

The financial information relating to the financial year ended 31 August 2012 that is included in the consolidated interim financial statements as being previously reported information does not constitute the Company’s statutory financial statements for that financial year but is derived from those financial statements. The statutory financial statements for the year ended 31 August 2012 are available at the Company’s registered office. The independent auditors have expressed an unqualified opinion on those financial statements in their report dated 21 November 2012.

2	SIGNIFICANT ACCOUNTING POLICIES

The unaudited interim financial report has been prepared in accordance with the same accounting policy adopted in the consolidated financial statements for the year ended 31 August 2012. The accounting policy in respect of the available-for-sale securities which were purchased by the Group during the six months period ended 28 February 2013 is as below:

Investments in available-for-sale securities are initially stated at fair value, which is their transaction price. At each balance sheet date, the fair value is remeasured, with any resultant gain or loss being recognised in other comprehensive income and accumulated separately in equity in the fair value reserve. Dividend income or interest income from these investments are recognised in profit or loss. When these investments are derecognised or impaired, the cumulative gain or loss is reclassified from equity to profit or loss.

The IASB has issued a few amendments to IFRSs, which term collectively includes all applicable individual IFRSs, IASs and Interpretations, that are first effective or available for early adoption for the current accounting period of the Group. The equivalent amendments to HKFRSs, which term collectively includes all applicable individual HKFRSs, HKASs and Interpretations, consequently issued by the HKICPA as a result of these developments have the same effective date as those issued by the IASB and are in all material aspects identical to the pronouncements issued by the IASB. Except for the amendments to IAS/HKAS 12, Income taxes – Deferred tax: recovery of underlying assets, which the Group has already adopted in the prior period, none of the other developments are relevant to the Group’s financial statements and the Group has not applied any new standard or interpretation that is not yet effective for the current accounting period.

3	DISCONTINUED OPERATIONS

On 31 March 2012, the Group entered into a Sales and Purchase Agreement with a third party (the “Purchaser”) to dispose of the Group’s International Telecommunications Services and Fixed Telecommunications Network Service businesses (the “Telecom Business”) (the “Disposal”). The Disposal was completed on 30 May 2012. The operating results of the disposed Telecom Business for the six months ended 29 February 2012 have been presented as discontinued operations in this announcement.

The presentation of comparative information in respect of the period ended 29 February 2012 has been restated to show the discontinued operations separately from continuing operations.

The results of the discontinued operations for the prior period are as follows:

	Note	Six months ended 29 February 2012 HK$’000
Turnover	4	917,845
Network costs and cost of sales	5	(154,966)
Other operating expenses		(572,109)
Other income, net	6	2,236
Finance costs, net	7(a)	(65)

Profit before taxation	7	192,941
Income tax expense	8	(26,984)

Profit for the period		165,957

4	TURNOVER AND SEGMENT INFORMATION

The Group is principally engaged in the provision of multimedia production and contents distribution business, including but not limited to the offer of free TV programming, multimedia and drama productions, contents distribution and other related services (“Multimedia Business”).

Prior to the Disposal, the Group was also engaged in the provision of international telecommunications services and fixed telecommunications network services to customers in Hong Kong and Canada which have been classified as discontinued operations.

As a result of the Disposal, the previously reported segment information for the period ended 29 February 2012 has been restated to reflect the changes in the composition of the Group’s business segments.

Continuing operations:
– Multimedia services and others	:	provision of multimedia production and distribution and other multimedia related activities
Discontinued operations:
– International telecommunications	:	provision of international long distance calls services

– Fixed telecommunications network	:	provision of dial up and broadband Internet access services, local voice-over-IP (VoIP) services, IP-TV services and
corporate data services

The Group’s inter-segment transactions mainly consist of provision of leased lines services. These transactions were entered into on similar terms as those contracted with third parties.

	Six months ended 28 February 2013
	Continuing
	operations	Discontinued operations
	Multimedia services and others HK$’000	International telecomm- unications services HK$’000	Fixed telecomm- unications network services HK$’000	Elimination HK$’000	Group HK$’000
Turnover
External sales	3,400	—	—	—	3,400

Segment results	(99,416)	—	—		(99,416)

Bank interest income					16,078
Interest income from available-for-sale debt securities					22,472
Gain on disposal of available-for-sale debt securities					805
Other net income					11,315
Valuation gains on investment properties					38,900
Finance costs, net					(1,605)

Loss before taxation					(11,451)
Income tax credit					2,971

Loss for the period					(8,480)

	Six months ended 29 February 2012 (restated)
	Continuing
	operations	Discontinued operations
	Multimedia services and others HK$’000	International telecomm- unications services HK$’000	Fixed telecomm- unications network services HK$’000	Elimination HK$’000	Group HK$’000
Turnover
External sales	449	90,260	827,585	—	918,294
Inter-segment sales	—	599	7,038	(7,637)	—

	449	90,859	834,623	(7,637)	918,294

Segment results	(31,000)	18,849	171,921		159,770

Bank interest income					2,198
Other net income					1,109
Finance costs, net					(1,478)

Profit before taxation					161,599
Income tax expense					(26,922)

Profit for the period					134,677

	28 February	31 August
	2013	2012
	HK$’000	HK$’000
Segment assets – Multimedia services and others	1,360,076	2,755,116

5	NETWORK COSTS AND COST OF SALES

Continuing operations

Cost of sales mainly include talent costs and other production costs which are directly attributable to the revenue generated from licensing of programme rights and provision of artiste management services.

Discontinued operations

Network costs and cost of sales mainly include interconnection charges paid to local and overseas carriers, leased line rentals, programme fees, and production costs for the IP-TV service, and do not include depreciation charge which is included in other operating expenses.

6	OTHER INCOME, NET

	Six months ended
	28 February	29 February
	2013	2012
	HK$’000	HK$’000
		(restated)
Continuing operations
Bank interest income	16,078	1,293
Interest income from available-for-sale debt securities	22,472	—
Gain on disposal of available-for-sale debt securities	805	—
Rentals from investment properties	5,714	—
Net exchange gain/(loss)	5,566	(290)
Others	35	68

	50,670	1,071

Discontinued operations
Bank interest income	—	905
Net exchange loss	—	(266)
Others	—	1,597

	—	2,236

	50,670	3,307

7	(LOSS)/PROFIT BEFORE TAXATION

(Loss)/profit before taxation is arrived at after charging/(crediting) the following:

(a)	Finance costs, net

	Six months ended
	28 February	29 February
	2013	2012
	HK$’000	HK$’000
		(restated)
Continuing operations
Interest element of finance leases	5	8
Interest on bank loans	416	—
Change in fair value of derivative financial instrument	(2,084)	(833)
Other finance costs	3,268	2,238

	1,605	1,413

Discontinued operations
Interest element of finance leases	—	3
Other finance costs	—	62

	—	65

	1,605	1,478

(b)	Other items

	Six months ended
	28 February	29 February
	2013	2012
	HK$’000	HK$’000
		(restated)
Continuing operations
Advertising and marketing expenses	3,482	194

Depreciation of fixed assets	12,653	1,151
Less: Depreciation capitalised as programme costs	(4,291)	—

	8,362	1,151
Amortisation of intangible assets	10,096	—
Allowance for doubtful debts	100	—
Loss on disposal of fixed assets	9	—

Discontinued operations
Advertising and marketing expenses	—	188,984
Amortisation of deferred expenditure	—	18,626
Depreciation of fixed assets	—	119,152
Allowance for doubtful debts	—	6,727
Gain on disposal of fixed assets	—	(2,199)

(c)	Talent costs

	Six months ended
	28 February	29 February
	2013	2012
	HK$’000	HK$’000
		(restated)
Continuing operations
Wages and salaries	105,218	20,712
Retirement benefit costs – defined contribution plans	4,963	798

	110,181	21,510
Less: Talent costs capitalised as programme costs	(61,474)	(1,178)

	48,707	20,332

Discontinued operations
Wages and salaries	—	257,015
Equity settled share-based transactions	—	1,627
Retirement benefit costs – defined contribution plans	—	24,853

	—	283,495
Less: Talent costs capitalised as fixed assets	—	(12,066)

	—	271,429

	48,707	291,761

Talent costs include all compensation and benefits paid to and accrued for all individuals employed by the Group, including directors of the Company.

8	INCOME TAX CREDIT/(EXPENSE)

Hong Kong Profits Tax rate is 16.5%. The statutory income tax rate in the People’s Republic of China (“PRC”) is 25%. CTI Guangzhou Customer Services Co., Ltd., a wholly owned subsidiary of the Company before the Disposal, being a recognised Advanced Technology Service Enterprise, is subject to income tax at a reduced rate of 15% from calendar years 2010 to 2012. Non-Hong Kong current taxation is mainly related to the PRC income tax.

The amount of income tax credit/(expense) in the consolidated income statement represents:

	Six months ended
	28 February	29 February
	2013	2012
	HK$’000	HK$’000
		(restated)
Continuing operations
Current taxation
– Hong Kong profits tax	—	—
Deferred taxation
Origination and reversal of temporary differences	2,971	62

	2,971	62

Discontinued operations
Current taxation
– Hong Kong profits tax	—	(498)
– Overseas taxation	—	(1,786)
Deferred taxation
Origination and reversal of temporary differences	—	(24,700)

	—	(26,984)

	2,971	(26,922)

9	DIVIDENDS

(a)	Dividends attributable to the interim period

	Six months ended
	28 February	29 February
	2013	2012
	HK$’000	HK$’000
2012 Interim dividend declared and paid after the interim period end of HK15 cents per ordinary share	—	115,962

The Board has resolved not to declare any interim dividend for the six months ended 28 February 2013.

(b)	Dividends attributable to the previous financial year, approved and paid during the interim period

	Six months ended
	28 February	29 February
	2013	2012
	HK$’000	HK$’000
Final dividend in respect of the financial year ended 31 August 2012, approved and paid during the following interim period, of HK15 cents per ordinary share (six months ended 29 February 2012: HK15 cents per ordinary share)	121,352	115,901

10	(LOSS)/EARNINGS PER SHARE

	Six months ended
	28 February	29 February
	2013	2012
	HK$’000	HK$’000
(Loss)/profit attributable to equity shareholders of the Company	(8,480)	135,468

Weighted average number of ordinary shares

	Six months ended
	28 February	29 February
	2013	2012
	Number of	Number of
	shares	shares
	’000	’000
Issued ordinary shares at the beginning of the period	809,017	771,912
Effect of share options exercised	—	624

Weighted average number of ordinary shares at the end of the period (basic)	809,017	772,536
Incremental shares from assumed exercise of share options	—	18,230

Weighted average number of ordinary shares at the end of the period (diluted)	809,017	790,766

Basic (loss)/earnings per share	HK(1.0) cent	HK17.5 cents

Diluted (loss)/earnings per share	HK(1.0) cent	HK17.1 cents

The diluted loss per share for the six months ended 28 February 2013 was the same as the basic loss per share as no potential ordinary shares was outstanding during the interim period.

11	OTHER FINANCIAL ASSETS

	28 February 2013 HK$’000	31 August 2012 HK$’000
Available-for-sale debt securities
– Maturity dates within 1 year	8,305	—
– Maturity dates over 1 year	1,438,190	—

	1,446,495	—

The available-for-sale debt securities were carried at fair value as at 28 February 2013. The fair value was based on quoted market prices.

12	ACCOUNTS RECEIVABLE

The aging analysis of the accounts receivable, based on date of billing, is analysed as follows:

	28 February 2013 HK$’000	31 August 2012 HK$’000
Current–30 days	1,514	573
31–60 days	1	565
61–90 days	13	94
Over 90 days	133	79

	1,661	1,311
Less: Allowance for doubtful debts	(100)	—

	1,561	1,311

The majority of the Group’s accounts receivable are due within 30 days from the date of billings. Customers with receivable that are more than 3 months overdue are requested to settle all outstanding balance before further credit is granted.

13	ACCOUNTS PAYABLE

The aging analysis of the accounts payable, based on date of billing, is analysed as follows:

	28 February 2013 HK$’000	31 August 2012 HK$’000
Current–30 days	3,097	2,920
31–60 days	24	315
61–90 days	368	84
Over 90 days	1,614	2,052

	5,103	5,371

14	CAPITAL AND RESERVES

		Attributable to equity shareholders of the Company
					Capital							Non-
		Share	Share	Capital	redemption	Retained	Exchange	Revaluation	Fair value	Other		controlling	Total
	Note	capital	premium	reserve	reserve	profits	reserve	reserve	reserve	reserve	Total	interest	equity
		HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
At 1 September 2012		80,902	1,188,005	—	7	2,051,149	—	165,156	—	(1,826)	3,483,393	—	3,483,393
Changes in equity for the period:
Loss for the period		—	—	—	—	(8,480)	—	—	—	—	(8,480)	—	(8,480)
Other comprehensive income		—	—	—	—	—	—	—	13,193	—	13,193	—	13,193

Total comprehensive income for the period		—	—	—	—	(8,480)	—	—	13,193	—	4,713	—	4,713
Dividend paid in respect of previous year	9(b)	—	—	—	—	(121,352)	—	—	—	—	(121,352)	—	(121,352)
Revaluation reserve realised upon change of use of an investment property		—	—	—	—	31,869	—	(31,869)	—	—	—	—	—

At 28 February 2013		80,902	1,188,005	—	7	1,953,186	—	133,287	13,193	(1,826)	3,366,754	—	3,366,754

At 1 September 2011		77,191	1,083,495	23,759	7	607,783	5,146	—	—	—	1,797,381	—	1,797,381
Changes in equity for the period:
Profit/(loss) for the period		—	—	—	—	135,468	—	—	—	—	135,468	(791)	134,677
Other comprehensive income		—	—	—	—	—	606	—	—	—	606	—	606

Total comprehensive income for the period		—	—	—	—	135,468	606	—	—	—	136,074	(791)	135,283
Dividend paid in respect of previous year	9(b)	—	—	—	—	(115,901)	—	—	—	—	(115,901)	—	(115,901)
Shares issued upon exercise of share options		117	2,252	(669)	—	—	—	—	—	—	1,700	—	1,700
Equity settled share-based transactions		—	—	1,627	—	—	—	—	—	—	1,627	—	1,627
Acquisition of a non-wholly-owned subsidiary		—	—	—	—	—	—	—	—	—	—	2,450	2,450

At 29 February 2012		77,308	1,085,747	24,717	7	627,350	5,752	—	—	—	1,820,881	1,659	1,822,540

BUSINESS REVIEW

The six-month ended 28 February 2013 is the first interim results fully attributed by our Multimedia Business. While we are still awaiting the grant of the domestic free television programme service licence by the Chief Executive in Council, we devote our management and production resources in preparing and driving for a revolutionary industry change.

Drama Series Production

With the support from our backstage talents and artiste talents, so far, we have completed the shooting for 8 (4 as of 31 August 2012) TV drama series with 2 others (4 as of 31 August 2012) in progress (ranging from 10 to 30 hours per series), namely the below:

1.	Love In Time
2.	Once Upon A Song
3.	Karma
4.	Second Life
5.	Paranormal Mind
6.	Hidden Faces
7.	Hakka Sisters
8.	Borderline
9.	Incredible Mama (shooting in progress)
10.	The Menu (shooting in progress)

With the vision to bring Hong Kong back into the position of Asian drama production hub, we have a strong belief that if we want to succeed, we need to set extraordinary high standard on production. Other than shooting quality, we also put much emphasis on the drama script quality as script is always the soul of each drama series. Internally, this is a well-known tone set from the top – we would not sacrifice the drama script quality for lower production costs or quicker production turnaround time as we know we cannot just marginally better. We want to be competitive enough to draw viewership with great differentiation from the current Hong Kong productions.

Variety & Infotainment Programme Production

We are not intended to limit the Hong Kong viewers to local community only, rather, we strive to broaden their horizons and to bring enlightenment through revealing different true stories happened in different corners around the world. We challenge the difficulties beyond the horizon of the Hong Kong production standard and quality. We have visited the United States for chasing tornadoes, Vanuatu for conquering an active volcano, military camps in Afghanistan to unmask the real face of war, Fukushima of Japan to understand why volunteers from Hong Kong are willing to stay under nuclear radiation threat, etc. In March 2013, we took another challenge to be the first production team in the world to walk through the entire Hang Son Doong, the world’s biggest cave in Vietnam.

While we will continue to explore our next destinations, we cannot wait to share all these impossible journeys to the Hong Kong viewers in the near future.

Change of Company Name and Logo

In December 2012, we announced the proposed change of our company name from City Telecom (H.K.) Limited to Hong Kong Television Network Limited and held the “TV Network Naming Ceremony and Programme Preview” event in Hong Kong. During the event, we also introduced our new company logo visualizing a brain, without a definite colour tone and can speak, carries the meaning that HKTV will create different mentality, different thinking and different voices and we will breakthrough with the “why not” spirit. The name change was effective from 10 January 2013 affirming the birth of a new television era.

FINANCIAL REVIEW

In April 2012, the Group announced to dispose the entire Telecom Business to a private equity fund so as to secure the long term funding flexibility to support the development of the Multimedia Business. Hence, for 1H2012, the Group’s financials mainly attributed by its previously owned Telecom Business (i.e. the discontinued operations) while for 1H2013, it was 100% attributed to the Multimedia Business (i.e. the continuing operations).

Continuing operations

Continuing operations mainly includes Multimedia Business as well as corporate functions.

Turnover of HK$3.4 million for 1H2013 mainly represented the licence fee received from the discontinued operations to broadcast the news content produced by the news production operation unit which remained with the Group after the disposal, and the income received from the artiste management functions. For 1H2012, the turnover of HK$0.4 million was generated from the artiste management functions.

While we are at the start-up stage preparing for the TV programme library, no material revenue was generated from the Multimedia Business during the period. However, given the rich cash level brought by the remaining sales proceeds received from the sale of the discontinued operations, we have invested the surplus cash before utilisation to participate into different treasury and investment activities in accordance with the Group’s treasury policies and objectives so as to generate investment return to enhance the Group’s cash position. As of 28 February 2013, the Group has invested, at fair value, of HK$1,446.5 million into available-for-sale debt securities mainly covering fixed income products and, HK$699.8 million into term deposits. An income from available-for-sale debt securities and bank deposits of HK$39.4 million was generated during the period.

A net loss of HK$8.5 million was recorded in 1H2013 verse HK$31.3 million in 1H2012. The reduction in net loss was mainly due to the partial net off by (1) valuation gains on investment properties of HK$38.9 million (1H2012: Nil) and (2) the income from available-for-sale debt securities and bank deposits of HK$39.4 million (1H2012: HK$1.3 million) against the other operating expenses of HK$95.2 million.

Other operating expenses mainly included talent costs for full corporate functions and uncapitalised talent costs expensed to profits and loss before resources being fully deployed to the production during the period, amortisation of intangible assets, uncapitalised depreciation, sales and promotional expenses, etc.

As at 28 February 2013, cumulatively, we invested HK$202.7 million into programme costs which mainly represented the capitalisation of talent costs and production overheads which were directly attributable to programme production during the period (31 August 2012: HK$87.6 million).

Discontinued operations

On 11 April 2012, the Group announced to dispose the Telecom Business in Hong Kong and in Canada to enable us to focus on the Multimedia Business. Hence, the profit from discontinued operations in 1H2012 of HK$166.0 million represented the six months financial performance of the disposed Telecom Business for the period ended 29 February 2012.

LIQUIDITY AND CAPITAL RESOURCES

The Group continued to be in a strong financial position for the period under review, as of 28 February 2013, the Group had total cash at bank and in hand amounting to HK$491.5 million (31 August 2012: HK$2,083.1 million), term deposits of HK$699.8 million (31 August 2012: HK$544.0 million) and outstanding borrowing of HK$319.7 million (31 August 2012: HK$3.3 million), which led to a net cash position of HK$871.6 million (31 August 2012: HK$2,623.8 million). The decrease in net cash position was mainly due to investment in available-for-sale debt securities of HK$1,446.5 million (31 August 2012: Nil) during the period, payment of FY2012 final dividend of HK$121.4 million and resources utilised in programme production.

Consistent with the overall treasury objectives and policy, the Group undertakes treasury management activities with respect to its surplus cash assets, as and when cash is expected to be required to fund the continuing development and expansion of the Multimedia Business, the investments will be realised as appropriate.

As of 28 February 2013, the Group has utilised HK$319.5 million banking facilities mainly for investment purpose (31 August 2012: HK$2.0 million for providing bank guarantees to utility vendors in lieu of utility deposits), leaving HK$2,224.7 million available for future utilisation.

Apart from the above, as of 28 February 2013, we had obligation under finance lease which amounted to HK$0.2 million (31 August 2012: HK$0.2 million). Our total cash and cash equivalents consisted of cash at bank and in hand and term deposits within three months of maturity. There is no pledged bank deposit as at 28 February 2013 and 31 August 2012.

The debt maturity profiles of the Group as of 28 February 2013 and 31 August 2012 were as follows:

	28 February	31 August
	2013	2012
	HK$’000	HK$’000
Repayable within one year	319,570	3,111
Repayable in the second year	90	90
Repayable in the third to fifth year	25	70

Total	319,685	3,271

As of 28 February 2013, our outstanding borrowings bear fixed or floating interest rate and are denominated in Hong Kong or United States dollars. As the Group was in net cash position as of 28 February 2013 and 31 August 2012, no gearing ratio is presented.

As of 28 February 2013, we spent HK$30.6 million on capital expenditure for Multimedia Business versus HK$226.8 million during the six months ended 29 February 2012 which included HK$26.3 million for Multimedia Business and HK$200.5 million for the disposed Telecom Business. For upcoming capital expenditure requirements for the Multimedia Business, it is expected to be funded by internal resources retained from the consideration received from the disposal of Telecom Business, and banking facilities within the Group. Overall, the Group’s financial position remains sound for continuous business expansion.

Charge on Group Assets

As of 28 February 2013, the Group’s bank loans of HK$319.5 million is secured by an equivalent amount of available-for-sale debt securities held by various banks. As of 31 August 2012, the Group has not been required for any pledged deposits to secure its banking facilities.

Exchange Rates

All the Group’s monetary assets and liabilities are primarily denominated in Hong Kong dollars, United States dollars or Renminbi. Given the exchange rate of the Hong Kong dollar to the United States dollar has remained close to the current pegged rate of HKD7.80 = USD1.00 since 1983, management does not expect significant foreign exchange gains or losses between the two currencies.

The Group is also exposed to a certain amount of exchange rate risk, due to the fluctuations between the Hong Kong dollars and the Renminbi arising from its investments in Renminbi fixed income products or term deposits. In order to limit this exchange rate risk, the Group closely monitors Renminbi exposure to an acceptable level by buying or selling foreign currencies at spot rates where necessary.

Contingent Liabilities

As of 28 February 2013, the Group has no contingent liabilities and as of 31 August 2012, the Group had total contingent liabilities in respect of guarantees provided to utility vendors in lieu of payment of utility deposits of HK$2.0 million.

Save as disclosed above, there are no material contingent liabilities or off-balance-sheet obligations.

PROSPECTS

It has been over 3 years since our application was made and 21 months since the former Broadcasting Authority’s recommendation in support of the grant of a domestic free television programme service licence. As of the date of this report, there is no new update from the Chief Executive in Council on the timeline. We remain optimistic in the licence issue and in the meantime, we are proactively to nurture our talents and enhance our production quality so as to prepare for the upcoming battle. Since March 2013,

1.	A series of focus groups are conducted to mass market audiences on the first episode of certain drama series so as to collect feedback on the drama quality.

2.	Different workshops are held for creative and production talents with the aim of enhancing our production and creative quality by benchmarking to international drama series, such as those from United States and to advance our production technique, such as on color grading etc.

With the uncertainty on the licence issue, our business is subject to a wider variance, to ensure we will have sufficient bullets to cope with future challenges, we will be more cautious in evaluating our business model over time. The shooting of new drama series will be largely dependent on the script quality as this is always the critical success element in manufacturing our bullets.

On capital expenditure metrics which largely related to the construction of the new multimedia production and distribution centre in Tseung Kwan O Industrial Estate, New Territories, the development pace will be in line with the business development.

TALENT REMUNERATION

Including the directors of the Group, as at 28 February 2013, the Group had 561 permanent full-time talents versus 537 as of 31 August 2012.

The Group provides remuneration package consisting of basic salary, bonus and other benefits. Bonus payments are discretionary and dependent on both the Group’s and individual performances. The Group also provides comprehensive medical insurance coverage, competitive retirement benefits schemes, staff training programs and operates share option schemes.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

Neither the Company nor any of its subsidiaries has purchased, sold nor redeemed any of the Company’s listed securities during the period for the six months ended 28 February 2013.

COMPLIANCE WITH CODE ON CORPORATE GOVERNANCE PRACTICES

Throughout the period for six months ended 28 February 2013, the Company complied with all code provisions of the Corporate Governance Code (“CG Code”) as set out in Appendix 14 of the Listing Rules, except code provision A.6.7 of CG Code as explained below:

Under the code provision A.6.7 of the CG Code, independent non-executive directors and non-executive directors should attend general meetings and develop a balanced understanding of the views of shareholders. One Non-executive Director and one Independent Non-executive Director were unable to attend the annual general meeting and extraordinary general meeting of the Company both held on 31 December 2012 due to personal or business engagement.

CODE OF CONDUCT FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company adopted the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Listing Rules as the code of conduct for securities transactions by directors of the Company (the “Company Code”).

Having made specific enquiry of all Directors of the Company, all of the Directors confirmed that they had complied with the required standard as set out in the Model Code and the Company Code throughout the period for six months ended 28 February 2013.

AUDIT COMMITTEE

The Audit Committee has reviewed and discussed with the management of the Company the unaudited interim results for the six months ended 28 February 2013.

The Audit Committee comprises three Independent Non-executive Directors, namely Mr. Lee Hon Ying, John (the Chairman of the Audit Committee), Dr. Chan Kin Man and Mr. Peh Jefferson Tun Lu.

INTERIM DIVIDEND

The Board does not recommend the payment of an interim dividend for the six months ended 28 February 2013 (six months ended 29 February 2012: HK15 cents per ordinary share).

By Order of the Board
Wong Nga Lai, Alice
Executive Director, Chief Financial Officer and Company Secretary

Hong Kong, 17 April 2013

As at the date of this announcement, the executive directors of the Company are Mr. Wong Wai Kay, Ricky (Chairman), Mr. Cheung Chi Kin, Paul (Vice Chairman), Ms. To Wai Bing (Chief Executive Officer), Ms. Wong Nga Lai, Alice (Chief Financial Officer); the non-executive director is Dr. Cheng Mo Chi, Moses; and the independent non-executive directors are Mr. Lee Hon Ying, John, Dr. Chan Kin Man and Mr. Peh Jefferson Tun Lu.

“Where the English and the Chinese texts conflicts, the English text prevails”